Patrick Loofbourrow +1 (619) 840-4824 loof@cooley.com

December 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson, Terence O’Brien, Gary Guttenberg, Christopher Edwards

Re:	Structure Therapeutics Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 13, 2022 CIK No. 0001888886

Ladies and Gentlemen:

On behalf of Structure Therapeutics Inc. (the “Company”), we submit this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2022 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on May 13, 2022. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosures in DRS Amendment No. 2.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of DRS Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein have the same meanings set forth in DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted May 13, 2022

Our Pipeline and Programs, page 4

1.	We note the revisions to the pipeline table in response to prior comment 10. Please revise the table to reduce the width of the structure-based drug discovery column so it is no larger than the columns for Phases 1-3. Also, please remove the unidentified second and third generation GLP-1R programs from your pipeline table. In this regard, we note that you include limited discussion of these programs in your Business section and you do not appear to specifically allocate any proceeds from this offering to their development.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 5, 104, 120-121, 123 and 136-138 of DRS Amendment No. 2.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission December 5, 2022 Page Two

Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Significant Judgments and Estimated Ordinary Shares Valuation, page 115

2.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with a supplemental letter containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Initial Public Offering Participation Rights, page 192

3.	We note your revisions in response to prior comment 22. Once the size of the offering is determined, please quantify the number of ADSs that BVF will have the right to purchase.

Response: The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with a supplemental letter containing the number of ADSs that BVF will have the right to purchase.

Subsequent Events, page F-31

4.	Please quantify the amount of stock compensation expense you expect to recognize for the options granted during 2022.

Response: The Company respectfully advises the Staff that the Company has included the condensed consolidated financial statement for the nine months ended September 30, 2021 and 2022 as part of the DRS Amendment No. 2.

*            *            *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (619) 840-4824 or Charlie S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Cooley LLP 10265 Science Scienter Drive San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission December 5, 2022 Page Three

Sincerely,

/s/ Patrick Loofbourrow
Patrick Loofbourrow
Cooley LLP

cc:	Raymond Stevens, Ph.D., Structure Therapeutics Inc.

Jun Yoon, Structure Therapeutics Inc.

Andrew Harline, Cooley LLP

Su Lian Liu, Cooley LLP

Matthew Bush, Latham & Watkins LLP

Cheston Larson, Latham & Watkins LLP

Cooley LLP 10265 Science Scienter Drive San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com